CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date August 30, 2006

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release 30 August, 2006: CSM's strategic actions well on track: strong improvement result

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

9/8

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.vanderdrift@csm.nl
I www.csm.nl

Press release

CSM'S STRATEGIC ACTIONS WELL ON TRACK: STRONG IMPROVEMENT RESULT

Diemen, the Netherlands, August 30, 2006

Key Figures

millions of euros	**1st half-year 2006**	**1st half-year 2005**
Net turnover from continuing operations	**1,204.1**	**1,176.2**
Operating result before exceptional items	**66.4**	**50.8**
Exceptional items	**-41.4**	**-13.6**
Operating result	**25.0**	**37.2**
Result from discontinued operations	**22.3***	**355.3****
Result after taxes	**38.8**	**365.0**
EPS (in €)	**0.54**	**4.85**
ROS before exceptional items (in %)	**5.5**	**4.3**

* Result from discontinued operations relates to the result of CSM Sugar.
** Result from discontinued operations relates to the results of CSM Sugar and CSM Suga Confectionery as well the selling result of CSM Sugar Confectionery.

Main Developments 1st Half-Year 2006

- The operating result before exceptional items increased by over 30% to € 66.4 million.
- Earnings per share from continuing operations before exceptional items more than doubled, amounting to € 0.67 (1st half-year 2005: € 0.32); including exceptional items € 0.23 (1st half-year 2005: € 0.13).
- CSM Bakery Supplies North America realizes strong increase in operating result before exceptional items by 19% due to 7% organic sales increase and 3S cost reduction program.
- CSM Bakery Supplies Europe's operating result before exceptional items increases by 27% primarily as a result of the 3S program and discontinued unprofitable sales operating result, breaking the 3-year trend of declining results.
- PURAC improves operating result before exceptional items by 6%, breaking the 3-year trend of declining results.
- 3S program delivers savings of € 23 million in HY1 2006, in line with expectations.
- Impairment charge Délices de la Tour – a structural solution is being sought.
- Cash flow from operating activities increased by € 71.7 million to € 55.5 million against the 1st half-year of 2005 (€ 16.2 million negative).

CSM CEO Gerard Hoetmer on the Corporate Strategy and the Results

"The results show that the large number of measures we have taken to implement our tighter strategy are having positive effects. All business units have been affected by the changes in market strategy, organizational structure, or personnel capacity. That's why I am very pleased that the organization and its people managed to realize a marked improvement in the results in all divisions – despite all those changes. Understandably, and in line with our expectations, this caused some pressure on turnover growth at PURAC and Bakery Supplies Europe. We have made good progress with our restructuring program and the implementation of the various projects. The 3S savings amounted to € 23 million in the first half-year, up € 16 million compared to the same period in 2005. Of these savings around € 3 million has been spent on projects to realize future growth through innovation and market development. The savings also enabled us to offset rises in the price of fuel and sugar in particular which, for market-strategic reasons, have not been fully passed on to the customers.

Bakery Supplies North America continued its healthy growth in turnover and profit. Most of the restructuring projects are well underway. This is the signal to start reinforcing the organic growth with bolt-on acquisitions. The acquisition of CGI is a clear step in this direction underscoring our commitment to strengthen our positions in selected segments.

Bakery Supplies Europe has made good progress. As planned, fundamental strategic improvements are being resolutely implemented through restructuring and optimization.
BakeMark UK successfully implemented its restructuring initiatives and performed well in the first half of the year. Délices de la Tour however, showed disappointing results. Despite significant efforts by all parties involved and the measures taken in past years, we must face the fact that there is no prospect of sustainable improvement especially in the viennoiserie market. The impairment charge taken in HY1 is the consequence. We cannot afford to have long-term underperformers in our portfolio, therefore we are investigating the possibility of a more permanent solution for Délices de la Tour. Each business unit has to contribute to achieving our 2008 targets.

PURAC has made progress in implementing its strategic plan..Prices in a number of segments have been increased to offset the rise in the price of raw materials, the restructuring program is on schedule, and savings of € 5 million have been realized. Acceptable volume growth has been generated in this phase of restructuring. The combination of PURAC as a new market-oriented organization and innovation will enable us to leverage profitable growth opportunities in the various markets.

The innovation activities at all our business units are part of the company-wide Inno-Engine network, for which we are currently setting up a number of innovation centers due to be operational by the end of 2006. This constitutes a key in our strategy to enhance organic growth, financed through our 3S savings.

The intended sale of CSM Sugar to Cosun is in line with our strategy to concentrate on CSM's market leadership positions in Bakery Supplies and the PURAC portfolio. The sale of CSM Sugar is a historical step for CSM and all the parties involved.
Sugar was CSM's sole business between the establishment of the company in 1919 and the start of diversification in 1978. The sale of CSM Sugar to Cosun will enable the two organizations to join forces and will bolster the entire chain. It will also secure long-term continuity for the Dutch sugar sector in the rapidly changing European sugar market.

In short, though the visible recovery still has to gain further momentum, the company is well on track with the strategic initiatives we have taken. I am fully confident that we will achieve the targets set for 2008."

Prospects for 2006

We reiterate our prospects as stated in the 2005 Annual Report.

"Bakery SuppliesEurope

Sales growth is expected to be limited. Benefiting from the cost improvement projects, an improvement in operating result (before exceptional items) is expected in 2006.

Bakery SuppliesNorth America

Building on initiatives started in 2005, the trend of sales growth and improving margins is expected to continue in 2006. An increase in operating result is expected in 2006

PURAC

A tighter strategic focus, geared at product innovation and new applications is expected to drive sales volume growth close to historical growth rates. In combination with price increases and ongoing aggressive cost cutting measures, a substantial increase in operating result is expected in 2006.

Sugar

Changes in the EU sugar regime are expected to lower the operating result in 2006. The investigation of the potential sale of the Sugar division is expected to be finalized in the second half of 2006.

CSM total

For the total group we have targeted additional savings for 2006, bringing total savings from the improvement plan to € 55 million, of which half will contribute directly to the operating result. Building on the initiated measures and given the prospects for the divisions as outlined above, we are confident on improving the results of the continuing operations in 2006."

In addition to these prospects stated previously the following should be noted.

For Bakery Supplies North America an increase in the operating result is expected for the full year. However, it should be taken into account that, after the excellent results in the first half-year, BSNA's operating result will experience pressure in the second half due to the strong rise in the price of sugar. In addition, BSNA's results will be positively influenced as a result of the acquisition of CGI, which is expected to contribute approx. US$ 2.5 million in the second half year.

As regards CSM Sugar, the investigation into its possible sale has been concluded. We expect to complete the announced intended sale of CSM Sugar to Royal Cosun in the fourth quarter of this year.

As announced in our 2005 Annual Report we intend to return up to € 250 million to our shareholders. In this context, the dividend payment of € 57.8 million for the first half-year will be followed by share buy backs in the second half-year.
In connection with this, our US$ 225 million private loan will be repaid early. In addition to repayment costs (€ 9 million), this repayment will result in an exceptional interest charge in the second half-year due to the capitalized costs (€ 21 million) arising from a related forward currency and interest rate contract entered into in the past. If we would not repay the loan, these costs would have to be recognized in the results for the next 5 years, instead of this year.

For more information, please contact:

Press: Marjolein van der Drift, Communications Manager, tel. +31 (0)20 5906320 / mobile +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Appendices

1. Financial Commentary

2. Business Developments in the Divisions
3. Consolidated Profit and Loss Account
4. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items
5. Consolidated Balance Sheet
6. Movements in Shareholders' Equity
7. Consolidated Cash Flow Statement
8. Key Figures
9. Segment Overview
10. Notes

Webcast

The presentation that Messrs Hoetmer (CEO) and Kramer (CFO) are providing for analysts can be followed live via www.csm.nl from 11.00 hours (CET) on Wednesday, 30 August 2005.

Background Information

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,300. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

1. Financial Commentary on 1st Half-Year 2006

Results

Net turnover from continuing operations increased to € 1,204.1 million (1st half-year 2005: € 1,176.2 million). Exchange rate effects of € 29.7 million (2005: €=US$ 1.28; 2006: €=US$ 1.23) positively affected net turnover. Autonomously, net turnover rose by € 29.5 million (2.5%). Divestments had an effect of € 31.3 million.

The operating result from continuing operations (Bakery Supplies and PURAC) before exceptional items increased to € 66.4 million, up 30.7% against the 1st half-year of 2005 (€ 50.8 million).

The operating result from continuing operations including exceptional items amounted to € 25.0 million. Exceptional items had an adverse effect of € 41.4 million on the operating result. They consisted mainly of fixed asset impairments at Délices de la Tour in particular (€ 24.5 million) and 3S-program-related provisions (€ 16.9 million).

The result after taxes from continuing operations excluding exceptional items was € 48.2 million (1st half-year 2005: € 23.8 million). Earnings per share excluding exceptional items increased to € 0.67 (1st half-year 2005: € 0.32).

The result after taxes from continuing and discontinued operations including exceptional items amounted to € 38.8 million. As a result, earnings per share are € 0.54.

On balance, financial income and charges fell by € 24.6 million to € 4.7 million (1st half-year 2005: € 29.3 million), mainly as a result of the lower debt position and changes to the fair value of derivatives.

The tax burden from continuing operations before exceptional items was 21.9% (full year 2005: 26.6%).

ROCE* was 7.6% in the first half-year of 2006, representing an increase compared to the same period last year. Including the CSM Sugar results ROCE was 9.1% (1st half-year 2005: 7.2%). This increase is in line with our ROCE target of at least 12% for 2008.

* ROCE including goodwill % is the operating result from continuing operations before exceptional items for the year divided by the average capital employed including goodwill x 100.

Balance Sheet

The balance sheet total decreased to € 1,994.0 million (1st half-year 2005: € 2,222.8 million).

Shareholders' equity before profit appropriation fell by € 5.6 million to € 940.8 million. The main movements were:

1. the addition of the result for the 1st half-year of 2006 amounting to € 38.8 million;
2. a decrease of € 57.8 million in connection with dividend payments for financial year 2005;
3. an increase of € 21.6 million in connection with the sale of depositary receipts of our own shares;
4. a decrease of € 10.4 million in connection with the decline of the US dollar in particular.

As at 30 June 2006 the ratio between balance sheet total and shareholders' equity was 1:0.5 (30 June 2005: 1:0.4).

Cash Flow / Financing

The net debt position decreased by € 40.8 million to € 384.5 million compared to 31 December 2005, largely as a result of:

- a positive cash flow of € 55.5 million from operating activities;
- total dividend payments of € 57.8 million for calendar year 2005;
- the sale of depositary receipts of our own shares worth € 21.6 million;
- the decrease of € 45 million in CSM Sugar's working capital;
- capital expenditure of € 53.7 million on property, plant & equipment;
- the decrease of € 13 million in connection with the decline of the US dollar in particular.

As at 30 June 2006 the interest-bearing non-current liabilities amounted to € 420.6 million. The average effective interest rate of the non-current liabilities outstanding as at 30 June 2006 was 6.75% and the average remaining term was 5.0 years (30 June 2005: average interest rate 5.75% and average term 6.6 years).

The net-debt-position-divided-by-EBITDA ratio was 2.0 as at 30 June 2006 (30 June 2005: 2.4).

2. Business Developments in the Divisions

Bakery Supplies

Half-year closing 30 June	before exceptional items 2006	before exceptional items 2005	2006	2005
millions of euros				
Net turnover	1,053.7	1,036.3	1,053.7	1,036.3
Operating result	58.9	48.2	20.1	38.0
ROS %	5.6	4.7	1.9	3.7
ROCE including goodwill %	7.8	6.1	2.7	4.8

The strong increase in both ROS and ROCE before exceptional items reflects a major step towards the realization of our ROS (8-10%) and ROCE (11-13%) targets for 2008.

CSM Bakery Supplies Europe

Half-year closing 30 June	before exceptional items 2006	before exceptional items 2005	2006	2005
millions of euros				
Net turnover	514.6	540.8	514.6	540.8
Operating result	24.0	18.9	-4.6	12.3
ROS %	4.7	3.5	-0.9	2.3
ROCE including goodwill %	5.8	4.3	-1.2	2.8[R.E.G.1]

CSM Bakery Supplies Europe further increased its market share in the key *artisan bakery* segment. The decline in the number of independent artisan bakeries with their own bakery is being offset largely by a trend towards large central bakeries shared by several artisan bakers. The strongest growth was in the *food service/out-of-home* (OOH) segment but prices in the *in-store bakery* segment came under pressure due to the further concentration of bakeries within a few large retail chains.

Autonomous turnover growth was -2.1%. However, taking account of product rationalization and the divestment of non-core business (including the production of white bread in France), the growth figure was 0.2%, a limited increase (as expected).

In the first half-year of 2006 CSM Bakery Supplies Europe realized an operating result of € 24.0 million before exceptional items. This marks a strong improvement compared with the same period last year and is the result of efficiency measures introduced under our strategic 3S restructuring program. The operating result including exceptional items was € 4.6 million negative due to fixed asset impairment at Délices de la Tour in particular.

The projects under our strategic *3S program* made good progress with savings of € 10 million in the first half of 2006. We are also making steady progress in aligning our production facilities while at the same time addressing the need for further cost reductions in Europe. The SKU rationalization project is being implemented in most countries, and the logistic and restructuring projects are now complete in the UK. Restructuring projects have also been announced and are being implemented in Germany and France.

Délices de la Tour still showed disappointing results. Despite significant efforts by all parties involved and the measures taken in past years, we must face the fact that there is no prospect of sustainable improvement especially in the viennoiserie product market. The impairment charge taken in HY1 is the result. We cannot afford to have long-term underperformers in our portfolio. Therefore we are investigating the possibilities of a more permanent solution for DLT. Each business unit has to contribute to achieving the 2008 targets.

The results in the UK have improved strongly and are back at the level of previous years. The organization has recovered from the IT and supply-chain problems of 2005. Results in Germany also improved due to a strong rise in the sale of frozen (dough) products, a stronger focus on the artisan segment, and product launches. The turnover in Italy fell after the partial loss of co-packing activities. In connection with this, the Crema factory is currently under review, to define how it will fit into the European manufacturing network.

In the first half of 2006 we launched various innovative initiatives as part of our strategy to strengthen or attain market leadership (artisan bakeries, selected product categories), which should contribute to our growth in 2006 and the years ahead:

- New bread snacks including the new Gusto del Mundo line in cheese snacks.
  The factory in Aartselaar is being expanded to accommodate these activities (total capital expenditure: € 15.9 million).
- American products: new launches of muffins and donuts in various countries. New production capacity is being built in Germany, England and Portugal for this purpose.
- Improved bread and patisserie mixes named "*Alles Gute*" based on natural ingredients.
- Ready-to-use fruit fillings and icings named "Novafruit" and "Novanap" respectively.

CSM Bakery Supplies North America

Half-year closing 30 June *millions of euros*	before exceptional items 2006	before exceptional items 2005	2006	2005
Net turnover	539.1	495.5	539.1	495.5
Operating result	34.9	29.3	24.7	25.7
ROS %	6.5	5.9	4.6	5.2
ROCE including goodwill %	10.2	8.1	7.2	7.1

Half-year closing 30 June *millions of US dollars*	before exceptional items 2006	before exceptional items 2005	2006	2005
Net turnover	663.4	635.8	663.4	635.8
Operating result	43.1	37.5	30.3	33.0
ROS %	6.5	5.9	4.6	5.2
ROCE including goodwill %	10.8	8.6	7.6	7.6

In a reasonably stable North American market a number of segments showed growth, most notably the premium segment with multi-grain products and fully decorated cakes. There was also growth in the *food service* and *in-store* channels and in the Hispanic market segment in the USA.
On a comparable basis, excluding the sold BakeMark East branches, CSM Bakery Supplies North America ("BSNA") realized a 7.3% rise in turnover in the first half of 2006 compared with the same period last year. The operating result before exceptional items increased by 15% despite the US$ 3 to 4 million effect of the strong rise in the cost of sugar.

The restructuring programs and efficiency improvement initiatives that were launched under the strategic *3S program* are making good progress:

- Three factories have been closed (Bibb Street of H.C. Brill, Seattle and Union City of BakeMark USA). H.C. Brill has also announced the forthcoming closure of Elk Grove Village.
- The AIC-Caravan merger that was announced in April is on schedule and is expected to be completed in the fourth quarter of 2006.
- The Mexican activities have been consolidated into one business, CSM Bakery Supplies Mexicana.
- The study on integration of logistic operations has reached completion and the first project has been started in Dallas. The new logistical network will be fully implemented in 2008 and will generate considerable savings.
- The planned centrally coordinated procurement projects are up and running and will start bearing fruit this year.
- The savings amounted to € 3 million in the first half-year.

Two Innovation Centers are being set up in Kansas and Atlanta under the Inno-Engine project. They will work closely with the innovation centers of CSM Bakery Supplies Europe.

A new *freezer-to-oven* product range has proven highly successful in a pilot at BP Wild Bean Cafés and will be extended to the whole of the US. This nationwide launch is completely in line with our strategy to reinforce our position in the highly attractive food-service segment.

PURAC

Half-year closing 30 June *millions of euros*	**before exceptional items 2006**	**before exceptional items 2005**	**2006**	**2005**
Net turnover	150.4	139.9	150.4	139.9
Operating result	13.3	12.5	8.7	9.1
ROS %	8.8	8.9	5.8	6.5
ROCE including goodwill %	8.6	9.0	5.6	6.6

PURAC has been reorganized such that it can focus more sharply on its three principal markets:

- Food & Nutrition
- Meat Preservation
- Chemicals & Pharma

Food & Nutrition continues to grow through niche applications addressing core market trends, namely: food safety based on natural preservation and opportunities to improve the functional profile of foods via fortification (e.g. sports, energy and/or health drinks).

The substantial meat market is maturing in North America and is enjoying healthy growth in Europe, where new legislation is creating opportunities for further sales of lactic acid derivatives. In the US the sharp decline in prices has bottomed out and, where possible, prices have been increased. The North American market remains very competitive.

The Chemicals & Pharma market segments are characterized mainly by niche applications requiring high levels of purity. These markets show steady growth. Government incentives, retail pull, and the high oil prices are making the PLA market more attractive.

The reorganization program has turned PURAC into a far more customer-focused company which can better meet customer needs and offer additional services and innovations through its leadership position.

New meat preservation products have been launched; trials are being conducted on new products for health and nutritional fortification; and new areas of application (e.g. detergents) are being explored. In fact, PURAC is creating the growth in the market.

The prior-years declining trend in the operating result has been broken. The operating result increased by 6.4% to € 13.3 million as a consequence of PURAC's clear market position and the right balance between turnover growth and profitability.
Compared to year-end 2005 PURAC raised its selling prices by an average of 2%, thus partially offsetting rises in the price of raw materials. Compared to the 1st half-year of 2005 the increase amounts to 0.5% as a result of the price erosion particularly in the meat preservation market.
Volume increased by 5.8%, with part of the volume growth being realized in the fast growing feed segment with, on average, lower prices. Price, volume and mix trends resulted in autonomous turnover growth of 3.7%. A strong increase in the costs, including sugar (- €0.7 million), energy (- €1.8 million), increased

depreciations (- €1.3 million), and cost associated with the construction of the PURAC factory in Thailand (- €1.2 million), could be offset by structural savings generated by our 3S program.

The savings projects under CSM's strategic 3S program are on schedule. PURAC's target is to generate overall savings of at least € 20 million by 2008.

- Cost savings of € 5 million were realized in the first half of 2006.
- Restructurings in the Netherlands and Spain have been carried out.
- The rationalization of distribution networks in Europe and North America is on track.
- A project has been started to lower maintenance costs.
- Improvements are being made to our production technology in order to substantially lower process costs.

The construction of the production facility in Thailand is progressing as planned. The facility will be ready in the second half of 2007. Around 55% of the budgeted capital expenditure of over € 90 million has been committed. Capital expenditure on the construction project in Thailand amounted to € 10.7 million in HY1, resulting in total project capital expenditure of € 14 million.

CSM Sugar

On 21 July 2006 CSM announced its intention to sell CSM Sugar to Royal Cosun. The CSM Sugar figures are therefore reported as discontinued operations.

The new EU sugar regime went into effect on 1 July 2006. The prices of sugar and sugar beet will experience strong pressure in the years to come.

On balance, turnover of CSM Sugar developed positively, increasing from € 102.5 million in HY1 2005 to € 124.6 million this year. Sales volume in the EU remained constant but price pressure somewhat lowered the sale of sugar on the European market. Sales outside the EU was substantially higher due to, amongst others, more sales of C sugar on the world market (better harvest than last year). At the same time, the price of sugar on the world market was substantially higher.

The operating result showed a positive trend, largely because of the larger volume of C sugar and the higher price on the world market. The operating result before exceptional items amounted to € 21.2 million in the first half-year of 2006 (1st half-year 2005: € 20.7 million). The stringent cost control also paid off. On the other hand, the operating result felt the negative impact of falling prices due to fiercer competition on the European market and the strong rise in energy costs. Also a number of one-off income items were recorded arising, amongst others, from the sale of property.

Figures 1st Half-Year 2006

3. Consolidated Profit and Loss Account

millions of euros	Half-year closing 30-06-2006	Half-year closing 30-06-2005
Continuing operations		
Net turnover	1,204.1	1,176.2
Costs of raw materials and consumables	-678.3	-666.3
Added value	**525.8**	**509.9**
Production costs	-213.6	-203.3
Warehousing and distribution costs	-91.6	-79.9
Gross profit	**220.6**	**226.7**
Selling expenses	-106.1	-105.8
General and administrative expenses	-91.2	-80.1
Other costs	-	-5.1
Other proceeds	1.7	1.5
Operating result	**25.0**	**37.2**
Financial income	14.4	16.3
Financial charges	-19.1	-45.6
Result before taxes from continuing operations	**20.3**	**7.9**
Taxes	-3.8	1.8
Result after taxes from continuing operations	**16.5**	**9.7**
Discontinued operations		
Result after taxes CSM Sugar[1]	22.3	0.1
Result after taxes CSM Sugar Confectionery [2]	-	3.0
Result from sale after taxes	-	352.2
Result after taxes from discontinued operations	**22.3**	**355.3**
Result after taxes	**38.8**	**365.0**
Per ordinary share in euros		
Earnings from continuing operations	0.23	0.13
Diluted earnings	0.23	0.13
Earnings from continuing and discontinued operations	0.54	4.85
Diluted earnings	0.54	4.80

1 The result from discontinued operations comprises the result of CSM Sugar excluding financial income and charges. Taxes have been specifically allocated to the division.

2 The result from discontinued operations comprises the result of CSM Sugar Confectionery excluding financial income and charges. Taxes have been proportionately allocated to CSM Sugar Confectionery based on the tax rate for CSM as a whole (2005: 22.2% and 2004: 23.2%).

4. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items

The consolidated profit and loss account from continuing operations for the first half-years of 2006 and 2005 before exceptional items can be presented as follows.

Half-year closing	**30-06-2006**			**30-06-2005**		
millions of euros	**Before exceptional items**	**Exceptional items**	**Total**	**Before exceptional items**	**Exceptional items**	**Total**
Net turnover	1,204.1	-	1,204.1	1,176.2	-	1,176.2
Costs of raw materials and consumables	-678.3	-	-678.3	-666.3	-	-666.3
Added value	**525.8**	**-**	**525.8**	**509.9**	**-**	**509.9**
Production costs	-179.4	-34.2	-213.6	-179.8	-23.5	-203.3
Warehousing and distribution costs	-90.1	-1.5	-91.6	-79.6	-0.3	-79.9
Gross profit	**256.3**	**-35.7**	**220.6**	**250.5**	**-23.8**	**226.7**
Selling expenses	-105.1	-1.0	-106.1	-105.8	-	-105.8
General and administrative expenses	-84.8	-6.4	-91.2	-93.9	13.8	-80.1
Other costs	-	-	-	-	-5.1	-5.1
Other proceeds	-	1.7	1.7	-	1.5	1.5
Operating result	**66.4**	**-41.4**	**25.0**	**50.8**	**-13.6**	**37.2**
Financial income	14.4	-	14.4	16.3	-	16.3
Financial charges	-19.1	-	-19.1	-45.6	-	-45.6
Result before taxes from continuing operations	**61.7**	**-41.4**	**20.3**	**21.5**	**-13.6**	**7.9**
Taxes	-13.5	9.7	-3.8	2.3	-0.5	1.8
Result after taxes from continuing operations	**48.2**	**31.7**	**16.5**	**23.8**	**-14.1**	**9.7**

Exceptional items had an adverse effect of € 41.4 million (after taxes: € 31.7 million) on the operating result for the 1st half-year of 2006.

The exceptional items for the 1st half-year of 2006 can be specified for each division as follows.

CSM Bakery Supplies Europe: a net negative total of € 28.6 million in exceptional items. The breakdown is as follows:

- Fixed asset impairments, mainly in France, amounting to € 24.5 million and classified as production costs.
- Costs arising from the reorganization of operations at BakeMark UK, amounting to € 4.4 million and recognized as warehousing and distribution costs (€ 1.5 million) and general and administrative expenses (€ 2.9 million).
- The result of selling part of the activities of Unipro Nederland, amounting to € 1.7 million and recognized as other proceeds.
- Costs arising from production strategy preparations, amounting to € 1.8 million and classified as selling expenses (€ 0.7 million) and general and administrative expenses (€ 1.1 million).
- The result of changing the management's pension plan, amounting to € 0.4 million positive and classified as general and administrative expenses.

CSM Bakery Supplies North America: a net negative total of € 10.2 million in exceptional items. The breakdown is as follows:

- Costs arising from the close-down of H.C. Brill's production facility in Elk Grove Village, amounting to € 9.7 million and recognized as production costs.
- Costs arising from the merger of Caravan Products and American Ingredients Company into one operating company, amounting to € 1.4 million and recognized as selling expenses (€ 0.3 million) and general and administrative expenses (€ 1.1 million).
- A one-off profit of € 0.9 million on the sale of one of the buildings of BakeMark USA, recognized as general and administrative expenses.

PURAC: a net negative total of € 4.6 million in exceptional items. The breakdown is as follows:

- Costs arising from the change to PURAC Biochem bv's pension plan, amounting to € 4.6 million and recognized as general and administrative expenses.

Corporate activities: a net positive total of € 2.0 million in exceptional items. The breakdown is as follows:

- The result of changing the senior management's pension plan, amounting to € 2.0 million positive and classified as general and administrative expenses.

5. Consolidated Balance Sheet

before profit appropriation, millions of euros	30-06-2006	31-12-2005	30-06-2005
Assets			
Property, plant & equipment	538.5	570.9	547,6
Intangible fixed assets	637.8	648.9	645,1
Financial fixed assets	1.6	1.3	4.6
Deferred tax assets	51.1	49.6	60.6
Total fixed assets	**1,229.0**	**1,270.7**	**1,257.9**
Inventories	242.1	246.7	240.6
Receivables	299.8	321.8	343.4
Tax assets	29.7	30.8	12.6
Cash and cash equivalents	56.1	78.3	207.6
Assets held for sale	137.3	235.0	160.7
Total current assets	**765.0**	**912.6**	**964.9**
Total	**1,994.0**	**2,183.3**	**2,222.8**
Liabilities			
Shareholders' equity	**940.8**	**946.4**	**907.6**
Provisions	144.8	145.8	163.9
Deferred tax liabilities	73.3	82.1	87.4
Non-current liabilities	420.6	468.5	565.1
Total non-current liabilities	**638.7**	**696.4**	**816.4**
Interest-bearing current liabilities	20.0	35.1	52.9
Trade payables	187.6	209.2	195.3
Other non-interest-bearing current liabilities	120.6	150.5	165.1
Tax liabilities	46.4	36.4	15.5
Liabilities held for sale	39.9	109.3	70.0
Total current liabilities	**414.5**	**540.5**	**498.8**
Total	**1,994.0**	**2,183.3**	**2,222.8**

6. Movements in Shareholders' Equity

before profit appropriation, millions of euros	1st half-year 2006		1st half-year 2005		2nd half-year 2005	
As at	01-01-2006	**946.4**	01-01-2005	**683.6** *	01-07-2005	**907.6**
Dividend		-57.8		-61.1		-
Retained earnings half-year		38.8		365.0		58.4
Repurchase / sale company shares		21.6		-77.4		-34.6
Movement in hedge reserve		1.9		-11.9		6.9
Movement in option reserve		0.3		0.3		0.3
Movement in translation reserve		-10.4		8.0		7.8
Conversion beet growers' bonds		-		1.1		-
As at	30-06-2006	**940.8**	30-06-2005	**907.6**	31-12-2005	**946.4**

* The effects of applying IAS 32/39 (financial instruments), on balance € 122.9 million, have been directly recognized in shareholders' equity as at 1 January 2005. For more information, refer to our 2005 Annual Report

7. Consolidated Cash Flow Statement

millions of euros	Half-year closing 30-06-2006	Half-year closing 30-06-2005
Cash flow from operating activities		
Result after taxes	38.8	365.0
Adjusted for:		
- Discontinued operations	-22.3	-355.3
- Depreciation of fixed assets	34.5	34.5
- Impairment of fixed assets	27.7	9.8
- Result from divestments of fixed assets	-0.8	-17.1
- Result from sale of group companies and activities	-1.7	3.6
- Share options	0.3	0.3
- Financial income and charges	4.7	29.3
- Taxes	3.8	-1.8
Cash flow from operating activities before movements in working capital	**85.0**	**68.3**
Movement in provisions	-5.8	10.0
Movements in working capital		
- receivables	14.6	-32.5
- stocks	-4.9	-4.2
- non-interest-bearing current liabilities	-31.9	-29.8
Cash flow from business operations	**57.0**	**11.8**
Net interest paid	-13.4	-22.6
Tax paid on profit	11.9	-5.4
Cash flow from operating activities	**55.5**	**-16.2**
Cash flow from investment activities		
Discontinued operations	53.5	782.4
Sale of group companies	-4.8	12.7
Capital expenditure on property, plant & equipment	-53.7	-24.3
Divestment of property, plant & equipment	3.7	22.6
Cash flow from investment activities	**-1.3**	**793.4**
Cash flow from financing activities		
Proceeds from interest-bearing debts	9.2	7.3
Repayments of interest-bearing debts	-47.6	-511.1
Repurchase/sale of company shares	21.6	-77.4
Paid-out dividend	-57.8	-67.1
Cash flow from financing activities	**-74.6**	**-648.3**
Net cash flow	**-20.4**	**128.9**
Effects of exchange rate differences on cash and cash equivalents	-1.8	2.6
Decrease/increase cash and cash equivalents	-22.2	131.5
Cash and cash equivalents at start of calendar year	78.3	76.1
Cash and cash equivalents at close of half-year	56.1	207.6

8. Key Figures

	1st half-year 2006 as at 30-6-2006	1st half-year 2005 as at 30-6-2005
millions of euros		
Net turnover from continuing operations	1,204.1	1,176.2
Operating result from continuing operations	25.0	37.2
Result after taxes from continuing operations	16.5	9.7
Result after taxes	38.8	365.0
Cash flow from operating activities	55.5	-16.2
Shareholders' equity	940.8	907.6
Market capitalization	1,573	1,865
euros		
Per ordinary share		
Earnings from continuing operations	0.23	0.13
Earnings from continuing and discontinued operations	0.54	4.85
Cash flow from operating activities	0.77	-0.22
Shareholders' equity [1]	13.01	12.44
Share price as at 30 June	21.76	25.57
Highest price in half-year	26.75	25.62
Lowest price in half-year	21.19	22.42
Ratios		
ROS % [2]	2.1	3.2
Result after taxes from continuing operations/net turnover %	1.4	0.8
ROCE excluding goodwill % [3]	6.2	9.6
ROCE including goodwill % [4]	2.8	4.0
Interest cover [5]	6.0	1.4
Balance sheet total : shareholders' equity	1 : 0.5	1 : 0.4
Net debt position : shareholders' equity [6]	1 : 2.5	1 : 2.2
Net debt position/EBITDA [7]	2.0	2.4
Number of employees	8,264	8,930
Number of issued ordinary shares	72,830,910	78,354,449
Number of outstanding ordinary shares [8]	72,310,295	72,943,397
Number of ordinary shares with dividend rights	72,310,295	72,943,397
Weighted average number of outstanding ordinary shares	71,758,670	75,288,157

1 Shareholders' equity per share is shareholders' equity divided by the number of ordinary shares with dividend rights.
2 ROS is the operating result from continuing operations divided by net turnover x 100.
3 ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
4 ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5 Interest cover is the operating result before exceptional items divided by net interest income and charges.
6 Net debt position is the interest-bearing debts minus cash and cash equivalents.
7 EBITDA is "Earnings Before Interest, Taxes, Depreciation and Amortization", or "Operating result before depreciation of fixed assets and before exceptional items".
8 Number of outstanding shares is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

9. Segment Information per Business Area

millions of euros	CSM Bakery Supplies Europe				CSM Bakery Supplies North America				PURAC			
	2006 before exceptional items	2006	2005 before exceptional items	2005	2006 before exceptional items	2006	2005 before exceptional items	2005	2006 before exceptional items	2006	2005 before exceptional items	2005
Net turnover	514.6	514.6	540.8	540.8	539.1	539.1	495.5	495.5	150.4	150.4	139.9	139.9
Operating result	24.0	-4.6	18.9	12.3	34.9	24.7	29.3	25.7	13.3	8.7	12.5	9.1
ROS % [1]	4.7	-0.9	3.5	2.3	6.5	4.6	5.9	5.2	8.8	5.8	8.9	6.5
Average capital employed excluding goodwill	280.5	215.4	300.3	300.3	245.4	245.8	225.4	225.4	278.1	278.9	245.8	245.8
Average capital employed including goodwill	823.3	758.2	872.7	872.7	682.2	682.6	719.6	719.6	310.0	310.8	277.7	277.7
ROCE excluding goodwill % [2]	17.1	-4.3	12.6	8.2	28.4	20.1	26.0	22.8	9.6	6.2	10.2	7.4
ROCE including goodwill % [3]	5.8	-1.2	4.3	2.8	10.2	7.2	8.1	7.1	8.6	5.6	9.0	6.6

1 ROS is the operating result divided by net turnover x 100.
2. ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
3. ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100.
This takes account of all acquisitions since 1978, the year when CSM started the diversification process.

millions of euros	Holding companies			CSM consolidated – from continuing operations			
	2006 before exceptional items	2006	2005[4]	2006 before exceptional items	2006	2005 before exceptional items	2005
Net turnover				1,204.1	1,204.1	1,176.2	1,176.2
Operating result	-5.8	-3.8	-9.9	66.4	25.0	50.8	37.2
ROS % [1]				5.5	2.1	4.3	3.2
Average capital employed excluding goodwill	0.9	0.9	1.5	804.9	741.0	773.0	773.0
Average capital employed including goodwill	0.9	0.9	1.5	1,816.4	1,752.5	1,871.5	1,871.5
ROCE excluding goodwill % [2]				16.5	6.8	13.1	9.6
ROCE including goodwill % [3]				7.3	2.9	5.4	4.0

1. ROS is the operating result divided by net turnover x 100.
2. ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
3. ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100.
   This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
4. No exceptional items were recorded for the first half-year of 2005.

10. Notes

Principles for the Valuation of Assets and Liabilities and Determination of the Result

The principles for the valuation of assets and liabilities and determination of the result used in this report are the same as those used in the 2005 Financial Statements of CSM nv and comply with IFRS, including IAS 34 "Interim Financial Reporting".

The figures in this half-year report have not been audited.

Acquisitions and Divestments

The main divestment that influenced the consolidation:

- The sale of Jantje de Goede's bakery ingredients operations of Unipro Nederland as at 1 February 2006 (selling price: € 3.6 million; annual turnover: € 7.5 million).

Contingent Commitments

Third-party guarantees amounted to € 33.3 million as at 30 June 2006 (30 June 2005: € 32.3 million).

Events after Balance Sheet Date

On 21 July 2006, CSM announced that negotiations with Cosun on the sale of CSM Sugar had progressed so well that it anticipated a definitive agreement. Given the estimated low working capital as at 30 September 2006 the provisional selling price has been set at € 202 million. CSM expects to complete the transaction in the fourth quarter of 2006.

On 27 July 2006, CSM reached an agreement to acquire CGI Desserts, Inc. for US$ 70 million cash (plus the assumption of US$ 5 million debt).